UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KUN PENG INTERNATIONAL LTD.
(Name of Issuer)

Ordinary shares, $0.0001 par value
(Title of Class of Securities)

12672T 108
(CUSIP Number)

Henry F. Schlueter, Esq. Schlueter & Associates, P.C. 5655 S. Yosemite Street, Suite 350 Greenwood Village, CO 80111 Tel: 303-292-3883
(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12672T 108	13D	Page 2 of 6

1	NAME OF REPORTING PERSON Kun Peng XJ Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 39,905,162
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,905,162
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,905,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%(1)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 12672T 108	13D	Page 3 of 6

1	NAME OF REPORTING PERSON Xiujin Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 39,905,162 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,905,162 (2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,905,162 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 400,000,000 shares of common stock of the Issuer issued and outstanding as of the date of filing this Schedule 13D.

(2)	Calculated in accordance with the SEC’s rules for calculating “beneficial ownership,” which requires Ms. Wang to include the 39,905,162 shares owned of record by Kun Peng XJ Limited in her beneficial ownership by virtue of her position as sole director and sole shareholder of Kun Peng XJ Limited.

CUSIP No. 12672T 108	13D	Page 4 of 6

Item 1. Security and Issuer

This Schedule 13D relates to the $0.0001 par value shares of common stock of Kun Peng International Ltd., a corporation organized under the laws of the State of Nevada (the “Issuer”). The address of the principal executive office of the Issuer is 1F, Building 3, No. 1001 Huihe South Street, Banbidian Village, Gaobeidian Town, Chaoyang District, Beijing PRC.

Item 2. Identity and Background

Reporting Persons:

(a)	Name: This Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”):

i.	Kun Peng XJ Limited, which is incorporated under the laws of the British Virgin Islands.
ii.	Xiujin Wang, an individual who is a citizen of the PRC.

(b)	The principal business address of the Reporting Persons is Room 501, Unit 3, Building 7, Xicheng Nianhua Apartment, Xihu District, Hangzhou City, Zhejiang Province, PRC.

(c)	Present Principal Occupation: Xiujin Wang is a businesswoman. Kun Peng XJ Limited is a holding company.

(d)	Convictions: During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceeding: During the past five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Xiujin Wang is a citizen of the People’s Republic of China. Kun Peng XJ Limited is incorporated under the laws of the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration

Kun Peng XJ Limited paid US$1,037,534.21, or US$0.026 per share, for 39,905,162 shares of the Issuer out of working capital.

Xiujin Wang beneficially owns the shares owned of record by Kun Peng XJ Limited by virtue of her status as the sole director and sole shareholder of Kun Peng XJ Limited and, therefore, paid no consideration for those shares.

Item 4. Purpose of Transaction

The Reporting Persons hold all shares of the Issuer owned by them for investment purposes.

CUSIP No. 12672T 108	13D	Page 5 of 6

Item 5. Interest in Securities of the Issuer

(a)	The responses to Items 11 and 13 of the cover page to this Schedule 13D are incorporated herein.

(b)	The responses to Items 7 through 10 of the cover page to this Schedule 13D are incorporated herein.

(c)	On May 23, 2024, Kun Peng XJ Limited purchased 39,905,162 shares of common stock of the Issuer for an aggregate cash consideration of US$1,037,534.21, or US$0.026 per share. The shares were purchased from a stockholder of the Issuer in a private transaction. Xiujin Wang beneficially owns the shares by virtue of her status as the sole director and sole shareholder of Kun Peng XJ Limited.

(d)	As of the date of filing this Schedule 13D, no person, other than the Reporting Persons, is known to have had the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares of common stock owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the agreement with respect to the joint filing of this Schedule 13D between each of the Reporting Persons attached hereto, there are no other contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D. A copy of such agreement is attached as Exhibit 7.3.

Item 7. Material to be Filed as Exhibits

Exhibit 7.3	Joint Filing Agreement.

CUSIP No. 12672T 108	13D	Page 6 of 6

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2024	Kun Peng XJ Limited

	By:	/s/ Xiujin Wang
Xiujin Wang, Director

Date: June 8, 2024	/s/ Xiujin Wang
Xiujin Wang